Snell & Wilmer L.L.P.

Plaza Tower

600 Anton Boulevard

Suite 1400

Costa Mesa, California 92626-7689

Telephone: (714) 427-7000

Facsimile: (714) 427-7799

Mark R. Ziebell 714.427.7402 mziebell@swlaw.com	April 4, 2012

VIA FEDEX

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4720

Attn.: Jeffrey P. Riedler, Assistant Director

RE:	Peregrine Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed March 9, 2012

File No. 333-180028

Dear Mr. Riedler:

On behalf of our client Peregrine Pharmaceuticals, Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated March 19, 2012 to Mr. Paul Lytle, Chief Financial Officer of the Company, with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”) which was filed with the Commission on March 9, 2012. We have enclosed for your reference Amendment No. 1 to Form S-3 which has been revised to reflect the Commission’s comment (the “Amended Form S-3”) and has been filed with the Commission on the date hereof. The Commission’s letter noted the following comment:

Incorporation of Certain Documents by Reference, page 23

1.	Please revise your disclosure to incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your fiscal year. Specifically, this should include your current reports on Form 8-K as filed on May 5, May 19 and June 16, 2011.

The Company notes the Commission’s comment and advises the Commission that it has revised its disclosure in the Amended Form S-3 to include disclosure of its current reports on Form 8-K as filed with the Commission on May 5, 2011, May 19, 2011 and June 16, 2011, as well as certain Form 8-K’s filed by the Company since the initial filing of the Form S-3.

1

On behalf of the Company, the Company hereby acknowledges that:

●	should the Commission or Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy or accuracy of the disclosure in the filing; and
●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to give me a call at (714) 427-7402.

Very truly yours,

Snell & Wilmer

/s/ Mark R. Ziebell

Mark R. Ziebell

2